MALIBU MINERALS INC.
501 East John Street
Carson City NEVADA 89706

August 4, 2006

VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Malibu Minerals Inc. File Number: 333-136294 Form SB-1 Filed August 4, 2006

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended, (the “Act”) Malibu Minerals, Inc. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the immediate withdrawal of its registration statement on Form SB-1 (File No. 333-136294) initially filed with the Commission on August 4, 2006 and all exhibits filed thereto (the “Registration Statement”).

The Registrant intends to amend the Form SB-1 Registration Statement and promptly refile the Form SB-1 Registration Statement with the Commission.

This letter of request for withdrawal will also confirm that the Registration Statement was not declared effective by the Commission, no securities were sold in connection with the Registration Statement and the Registrant has not offered or sold any of its securities in violation of the registration provisions of the Act.

The Registrant hereby further requests, in accordance with Rule 457(p) of the Act, that all fees paid by the Registrant to the Commission in connection with the filing of the Registration Statement be credited to the Registrant's account with the Commission for further use.

Please contact Aaron D. McGeary, Esq. at (817) 268 - 3520 with any questions regarding this request for withdrawal.

Very truly yours,

JAMES LAIRD
Chief Executive Officer and Chief Financial Officer,
President, Secretary, Treasurer and Director